May 2010
Supplemental Slides Relating to the Merger of TWP and Stifel Financial
Thomas Weisel Partners
Filed by Thomas Weisel Partners Group, Inc.
Pursuant to Rule 425 under the Securities Act of
1933, as amended, and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act
of 1934, as amended
Thomas Weisel Partners Group, Inc.
(File No. 000-51730)
Subject Company: Thomas Weisel Partners Group, Inc. (File No.
000-51730)

Confidential 1
Review of Merger of TWP and Stifel Financial
Pro Forma Research Footprint
2009 WSJ “Best on the Street” Research Analysts
Rank Firm # of Analysts
Stifel (pro forma) 14
1 Stifel Nicolaus & Company 11
2 Credit Suisse 8
3 Deutsche Bank 7
3 UBS 7
5 J.P. Morgan Chase 6
5 Bank of America Merrill Lynch 6
5 Raymond James 6
5 Wells Fargo Securities 6
9 Barclays Capital 5
9 Citigroup 5
9 Keefe Bruyette & Woods 5
9
KeyBanc Capital Markets 5
9 Standard & Poor's 5
14 CL King & Associates 4
14 Cowen & Co. 4
14
Goldman Sachs 4
14 JMP Securities 4
14 Oppenheimer & Co. 4
19 Thomas Weisel Partners 3
19
BMO Capital Markets 3
19
Jefferies 3
19 Morgan Stanley 3
19 William Blair 3
19 FBR Capital Markets 3
19
Needham 3
19 RBC Capital Markets 3
19 Robert W. Baird 3
Based on the Wall
Street Journal’s
recent “Best on
the Street” survey,
Stifel and TWP
garnered the
greatest number
of awards for
research analysts
On a pro forma
basis, Stifel and
TWP led all firms
with 14 awards, far
and away more
than its next
closest competitor
The “Best on the
Street” survey
identifies the top
five analysts in
each of 44
sectors, based
primarily on stock-
picking skill
Source: Wall Street Journal: “Best on the Street Survey,” May 5, 2010.
Note: Longbow Research, Morgan Keegan, Pali Research, Roth Capital, Sanford C. Bernstein, and Sidoti were also listed with 3 analysts.
           Rankings are for 2009 and some analysts may have left these firms.

CalPERS
WESTWIND
PARTNERS
NOMURA
STIFEL
FINANCIAL

Thomas Weisel Partners
Experts in Growth

2
Feb 2006
TWP Completes
$90M IPO
(Mkt Cap: $332M)
May 2006
TWP Completes
$117M FO
(Mkt Cap: $551M)
January 2008
TWP Acquires Westwind
Partners for $147M
October 1998
TWP Founded
October 2001
Nomura Invests $75M
for 3.75% of TWP
January 2000
CalPERS Invests $100M
for 10% of TWP
1998 2007 1999 2000 2001 2002 2003 2004 2005 2006 2008 2009
Firm History
Thomas Weisel Partners is an independent investment bank with a storied history of creating value for high-growth companies
Thomas Weisel
Partners is the
premier growth-
focused investment
bank on Wall Street
TWP has a storied
history of advising
leading technology
companies
June 1997
Nationsbanc Acquires
Montgomery
Securities for $1.2B
April 2010
TWP announces merger
with Stifel Financial, a
$2.0B combined market
capitalization
2010

Confidential 3
Stifel Financial Market Performance
Source: FactSet Research Systems, 12/31/99 to 5/1/2010.
TWP Update
'00 '01 '02 '03 '04 '05 '06 '07 '08 '09
$0
$10
$20
$30
$40
$50
$60
$70
500
1,000
1,500
2,000
2,500
3,000
3,500
4,000
4,500
5,000
5,500
Acquires
Anderson
& Co
PowellJohnson
Private
Management
Legg
Mason
Capital
Markets
Butler
Wick &
Co.
UBS
Financial
Services
Branches
Thomas
Weisel
Partners
Missouri
Valley
Partners
Ryan
Beck
Stifel Financial NASDAQ
Stifel’s stock is up
over 1100% since
the beginning of
the previous
decade
Stifel Financial: Stock Price Performance

4
Comparable Company Trading Analysis
($ in millions)
TWP – Stifel Financial Merger
Data excludes all extraordinary items, nonrecurring charges and merger-related expenses.
1) Enterprise value = market cap + net debt + redeemable convertible preferred stock.
2) Estimates are consensus from FirstCall and I/B/E/S.
3) Pro forma for acquisition of Thomas Weisel Partners, data reflects pro forma balance sheet and shares outstanding.
4) Pro forma for lease termination payments.
5) Pro forma for payment against credit balance.
Trading Multiples
Equity Price / P/E
(2)
Company Value TBV CY 10 CY 11
Small- / Mid-Cap Broker Dealers
Jefferies 4,257 $   1.6x 16.7x 14.5x
Raymond James 3,521 1.6x 15.2x 12.3x
Stifel
(3)
2,076 1.4x 17.5x 13.9x
KBW 842 1.8x 22.3x 15.1x
Piper Jaffray 763 0.6x 16.5x 11.7x
Broadpoint
(4)
453 1.0x 9.1x 8.0x
Cowen
(5)
372 0.7x N.M. 11.7x
Thomas Weisel Partners 246 1.9x N.M. 15.6x
JMP 155 1.3x 13.8x 10.4x
Rodman & Renshaw 125 1.9x 8.3x 5.7x
Mean 1.4x 14.9x 11.9x
Median 1.5x 15.9x 12.0x
The TWP – Stifel
merger will build
the premier middle-
market investment
bank

Bus. Svcs.
2%
Transport.
4%
REITs
7%
Media
6%
AD&GS
4%
Educ.
1%
Healthcare
10%
Financials
18%
Energy
15%
Technology
18%
Consumer
15%

Thomas Weisel Partners
Experts in Growth

Confidential 5
Pro Forma Research Footprint
Pro Forma U.S. Research Coverage U.S. Research Coverage
(1)
1,143 unique U.S. companies under coverage.  Only 8%
overlap
(1)
93 senior research analysts
#1 U.S. equities coverage
#1 U.S. Small Cap. equities coverage
(2)
Cover approximately 50% of the S&P 500
Combination gets Stifel to market weight for 3 critical
growth engines of the U.S. economy: Technology,
Healthcare and Energy
Rank
Firm # Companies
Stifel (pro forma, ex. Overlap) 1,143
1
JPMorgan 1,064
2
BofA Merrill Lynch 961
3
Barclays Capital 914
4
Stifel Nicolaus & Company 862
5
Goldman Sachs 814
6
UBS 806
7
Deutsche Bank Securities 805
8
Citi 773
9
Raymond James 761
10
Credit Suisse 754
11
RBC Capital Markets 742
12
Morgan Stanley 688
13
Jefferies 660
14
Wells Fargo Securities 623
15
Oppenheimer 615
16
Robert W. Baird 595
17
Macquarie Research Equities 580
18
Sidoti & Company 535
19
BMO Capital Markets 503
20
Piper Jaffray 493
21
Argus Research Company 422
22
Keefe, Bruyette & Woods 410
23
William Blair & Company 391
24
Thomas Weisel Partners 381
25
Keybanc Capital Markets 375
26
FBR Capital Markets & Co. 371
Review of Merger of TWP and Stifel Financial
(1)    Source: Thomson Reuters rankings and research coverage as of 4/23/10 for Stifel and TWP. Rankings exclude 87 closed end funds for Stifel.  100 equities in total overlap.
(2)    Small Cap includes market caps less than $1.0 billion USD.

Appendix: Forward-Looking Statements

Confidential 7
Forward-Looking Statements
Statements in this presentation that relate to Stifel Financial Corp., as well as Stifel, Nicolaus and Company, Inc. and its other subsidiaries
(collectively, “Stifel” or the “Company”) and Thomas Weisel Partners Group, Inc. (“Thomas Weisel Partners”) future plans, objectives, expectations, performance, events and the like may constitute “forward-looking statements” within the meaning of the Private Securities Litigation
Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as
amended. Future events, risks and uncertainties, individually or in the aggregate, could cause our actual results to differ materially from those expressed or implied in these forward-looking statements.
The material factors and assumptions that could cause actual results to differ materially from current expectations include, without limitation, the following: (1) the inability to close the merger in a timely manner; (2) the inability to complete the merger due to the failure to obtain stockholder approval and adoption of the merger agreement and approval of the merger or the failure to satisfy other conditions to completion of the merger, including required regulatory and court approvals; (3) the failure of the transaction to close for any other reason; (4) the possibility that the integration of Thomas Weisel Partners’ business and operations with those of Stifel may be more difficult and/or take longer than anticipated, may be more costly than anticipated and may have unanticipated adverse results relating to Thomas Weisel Partners’ or Stifel’s existing businesses; (5)
the challenges of integrating and retaining key employees; (6) the effect of the announcement of the transaction on Stifel’s, Thomas Weisel
Partners’ or the combined company’s respective business relationships, operating results and business generally; (7) the possibility that the anticipated synergies and cost savings of the merger will not be realized, or will not be realized within the expected time period; (8) the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (9) the challenges of maintaining and increasing revenues on a combined company basis following the close of the merger; (10) diversion of management’s attention from ongoing business concerns; (11) general competitive, economic, political and market conditions and fluctuations; (12) actions taken or conditions imposed by the United States and foreign governments; (13) adverse outcomes of pending or threatened litigation or government investigations; (14) the impact of competition in the industries and in the specific markets in which Stifel and Thomas Weisel Partners, respectively, operate; and (15) other factors that may affect future results of the combined company described in the section entitled “Risk
Factors” in the proxy statement/prospectus to be mailed to Thomas Weisel Partners’ shareholders and in Stifel’s and Thomas Weisel Partners’
respective filings with the U.S. Securities and Exchange Commission (“SEC”) that are available on the SEC’s web site located at www.sec.gov, including the sections entitled “Risk Factors” in Stifel’s Form 10-K for the fiscal year ended December 31, 2009, and “Risk Factors” in Thomas
Weisel Partners’ Form 10-K for the fiscal year ended December 31, 2009.  Readers are strongly urged to read the full cautionary statements contained in those materials.  We assume no obligation to update any forward-looking statements to reflect events that occur or circumstances that exist after the date on which they were made.

Confidential 8
Additional Information and Where to Find It
In connection with the proposed merger, Stifel has filed a registration statement on Form S-4 that includes a proxy statement of Thomas Weisel
Partners that also constitutes a prospectus of Stifel and other relevant documents relating to the acquisition of Thomas Weisel Partners with the
Securities and Exchange Commission (the “SEC”).  Stifel and Thomas Weisel Partners shareholders are urged to read the registration statement and any other relevant documents filed with the SEC, including the proxy statement/prospectus that is a part of the registration statement, because they will contain important information about Stifel, Thomas Weisel Partners and the proposed transaction.  The final proxy statement/prospectus will be mailed to shareholders of Thomas Weisel Partners.  Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (when available) as well as other filed documents containing information about Stifel and Thomas
Weisel Partners, without charge, at the SEC’s website (www.sec.gov).  Free copies of Stifel’s SEC filings are also available on Stifel’s website
(www.stifel.com), and free copies of Thomas Weisel Partners’ SEC filings are available on Thomas Weisel Partners’ website (www.tweisel.com).
Free copies of Stifel’s filings also may be obtained by directing a request to Stifel’s Investor Relations by phone to (314) 342-2000 or in writing to
Stifel Financial Corp., Attention: Investor Relations, 501 North Broadway, St. Louis, Missouri 63102. Free copies of Thomas Weisel Partners’
filings also may be obtained by directing a request to Thomas Weisel Partners’ Investor Relations by phone to 415-364-2500, in writing to Thomas
Weisel Partners Group, Inc., Attention:  Investor Relations, One Montgomery Street, San Francisco, CA 94104, or by email to
investorrelations@tweisel.com.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.
Participants in the Solicitation
Stifel, Thomas Weisel Partners and their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from the shareholders of Thomas Weisel Partners with respect to the proposed transaction. More detailed information regarding the identity of the potential participants, and their direct or indirect interests, by securities holdings or otherwise, is set forth in the registration statement and proxy statement/prospectus and other materials to be filed with the SEC on April 28, 2010 in connection with the
proposed transaction.   Information regarding Stifel’s directors and executive officers is also available in Stifel’s definitive proxy statement for its
2010 Annual Meeting of Shareholders filed with the SEC on February 26, 2010.  Information regarding Thomas Weisel Partners’ directors and executive officers is also available in Thomas Weisel Partners’ definitive proxy statement for its 2009 Annual Meeting of Shareholders filed with the SEC on April 16, 2009.  These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at
Thomas Weisel Partners and Stifel Financial.